OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response. . .	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Physicians Formula Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719427106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,168,011
9. Sole Dispositive Power
10. Shared Dispositive Power 2,168,011

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,168,011
9. Sole Dispositive Power
10. Shared Dispositive Power 2,168,011

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,168,011
9. Sole Dispositive Power
10. Shared Dispositive Power 2,168,011

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,168,011
8. Shared Voting Power
9. Sole Dispositive Power 2,168,011
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 719427106	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,168,011
8. Shared Voting Power
9. Sole Dispositive Power 2,168,011
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,011
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 719427106	Page 7 of 10 Pages

This Amendment No.3 (this “Amendment”) to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008 with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008 with respect to the Initial Filing, and as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008 with respect to the Initial Filing (the Initial Filing, as so amended, the “Schedule 13D”) amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons acquired beneficial ownership of an aggregate of 2,168,011 shares of Common Stock for $7,679,275.46 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of December 18, 2008, 2,168,011 shares of the Common Stock, representing approximately 16.0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of December 18, 2008, 2,168,011 shares of the Common Stock, representing approximately 16.0% of such class of securities. These percentages of beneficial ownership are based on a total of 13,577,118 shares of the Common Stock outstanding as of October 31, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2008.”

3. The first clause of Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from September 1, 2008 (the date 60 days prior to the event which required the initial filing of this statement) to December 18, 2008:”

4. The table contained in Item 5(c) of the Schedule 13D shall hereby be amended by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
11/26/2008	1,000	$2.5400
11/26/2008	(15,000)	$2.7900
11/28/2008	(7,900)	$2.9627
12/3/2008	(1,980)	$3.0000
12/8/2008	66,648	$2.6316
12/9/2008	24,300	$2.6397
12/10/2008	3,201	$2.7159
12/10/2008	(4,800)	$2.8300
12/12/2008	25,700	$2.5986
12/15/2008	12,069	$2.6370
12/16/2008	825,700	$2.7497

CUSIP No. 719427106	Page 8 of 10 Pages

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 719427106	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 18, 2008

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

CUSIP No. 719427106	Page 10 of 10 Pages

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact